Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Aptevo Therapeutics Inc. for the registration of 1,250,000 shares of its common stock and to the incorporation by reference therein of our report dated March 25, 2020, except for the effects of presenting Aptevo BioTherapeutics LLC as discontinued operations discussed in Note 14 and the effects of the reverse stock split discussed in Note 1, as to which the date is December 14, 2020, with respect to the consolidated financial statements of Aptevo Therapeutics Inc. included in its Annual Report (Form 10-K) filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

August 12, 2021